FILE No. 82-2418
Rule 12g3-2 (b)

WPN RESOURCES LTD.

TSX-V Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-943-3716

Date: May 3, 2004 **NEWS RELEASE**

Slovenian Farm In and Well Commitment

WPN Resources Limited ("WPN") (TSX-V:WPR) is pleased to announce it has committed to the drilling of a development/appraisal well to evaluate the additional gas potential underlying the Petisovsci-Dolina gas field located in the joint venture area in eastern Slovenia . WPN and its Italian partner, Blugas S.p.A, also intend to drill an exploratory well on its Abaddesse Prospect in the Po Valley in north east Italy. This exploration well is scheduled for the 2nd half 2004.

WPN has is pleased to advise that the Agreement entered into on the 19th of February 2004 between Nemmoco Slovenia Corporation and Loon Energy Inc. with respect to the deeper gas horizons underlying the joint venture area in eastern Slovenia has been amended.

The amendments to the Agreement requires that WPN will spend Euro 4 million within the next 12 months on an agreed work program designed to evaluate certain reservoirs underlying the Joint Venture Area that contains the Petisovci and Dolina fields below a depth of approximately 2,000 metres (the "Reservoirs"). The agreed work program will include a well in the Dolina area of the Petisovci-Dolina field. Upon completion of the work program WPN will have earned its 45.09% interest in the Reservoirs. It is anticipated that the well will be drilled in 3rd quarter 2004.

The Reservoirs have been penetrated by 9 wells and have produced approximately 9 Bcf mostly from the E1 sand unit. Currently only minor gas volumes have been produced from only several of these wells. In addition to the E1 zone, the Reservoirs contain multiple sand reservoirs believed to have potential for gas production. In the last 15 years there has been significant improvement in frac design, fluid technology, equipment and implementation procedures. Consequently there may be potentially significant quantities of gas which may be recovered from both new horizons and from the E1 zone. As part of the Agreement with WPN, Troy-Ikoda Limited, an engineering consulting company based in the U.K., is undertaking a technical review of the gas field. The Troy-Ikoda report is to be completed by the 15th of May, 2004 and a detailed summary of the potential of the project will be provided at this time.

The Petisovsci and Dolina fields lie on a large anticlinal structure which continues east into Hungary. Approximately 1/3 of the structure is in Slovenia with the balance in Hungary. The oil field on the Hungarian side of the border, the Lovaszi field, has produced 50 million barrels of oil and 230 Bcf of gas while the Petisovsci-Dolina field area has produced 5.6 million barrels of oil and 34.3 Bcf of gas, less than 15% of the volumes produced at Lovaszi. All of this production has been recorded from the shallower reservoirs, at depths of less than 2000m. The Company believes that significantly more oil and gas can be produced from the Slovenian part of the structure.

dlw 5/6

FILE No. 82-2418
Rule 12g3-2 (b)

Slovenia is bounded by Croatia (south), Hungary (east), Austria (north) and Italy (west). The principal project area is located in eastern Slovenia near to the borders with Hungary and Croatia approximately 210 kilometres south of Vienna, Austria and 180 kilometres northeast of Ljubljana, the capital of Slovenia. Slovenia joined NATO in April, 2004 and is scheduled to join the European Union ("EU") in May of this year.

Additionally, the conditions precedents requiring an ASX listing and the requirement to demonstrate prior to April 25, 2004 that it has at least Euro 4.2 million available to spend have been waived. The Company is now considering various listing alternative and is considering an AIM listing in London. Meetings will be held with UK brokers during May 2004 and a final decision by the Board will be made shortly thereafter.

The Company is building a portfolio of exploration, development and production assets in Central Europe and the Mediterranean Margin, with the Company's expenditure commitments presently focused on Italy and Slovenia.

Further details are available on the Company's web site, www.wpnresources.com

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WPN RESOURCES LTD.

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in those statements.

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:
Glenn Whiddon, President
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
Phone: 604 669 2099
Fax: 604 943 3716
E-Mail: office@wpnresources.com